UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Magic Software Enterprises Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Israel
(Jurisdiction of Subject Company’s Incorporation or Organization)

Matrix IT Ltd.
(Name of Person(s) Furnishing Form)

Ordinary Shares, NIS 1.00 par value
(Title of Class of Subject Securities)

559166 10 3
(CUSIP Number of Class of Securities (if applicable))

Yifat Givol, Adv. Head of Legal Department and Corporate Secretary 3 Atir Yeda Kfar Saba 4464303 Israel Tel: +972 9 9598810
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of the Filer)
Copies to: Nir Dash, Adv. Herzog Fox Ne'eman Yitzhak Sadeh 6 Tel Aviv, Israel Telephone: +972 3 692 2020

February 5, 2026
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number
99.1	English translation of Immediate Report of Matrix IT Ltd. (“Matrix”) including notice of fulfillment of conditions precedent for the completion of merger transaction, other than receipt of the merger certificate, filed by Matrix with the Israel Securities Authority and Tel Aviv Stock Exchange on February 5, 2026.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Matrix IT Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 4, 2025.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Matrix IT Ltd.

/s/ Nevo Brenner
Name:	Nevo Brenner
Title:	Chief Financial Officer

Date: February 5, 2026